UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-19253

PANERA BREAD COMPANY

(Exact name of registrant as specified in its charter)

3630 South Geyer Road, Suite 100

St. Louis, Missouri 63127

(314) 984-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One *

*	Panera Bread Company became a wholly owned subsidiary of Rye Parent Corp., a Delaware corporation, on July 18, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, Panera Bread Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 31, 2017	By:	/s/ Louis DiPietro
Name: Louis DiPietro Title: Senior Vice President, General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.